SUBSIDIARIES OF THE REGISTRANT

Business Support Group of Michigan, Inc.
Cataract, Inc.
Point Comm, Inc.
Programming Alternatives of Minnesota, Inc.
RCM Technologies Canada Corp.
RCM Technologies (USA), Inc.
RCMT Delaware, Inc.